UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35982 / February 24, 2026

In the Matter of   :
                                                                             :
INVESCO EXCHANGE-TRADED FUND TRUST   :
INVESCO EXCHANGE-TRADED FUND TRUST II   :
INVESCO INDIA EXCHANGE-TRADED FUND TRUST   :
INVESCO ACTIVELY MANAGED EXCHANGE-TRADED   :
    FUND TRUST   :
INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY   :
    FUND TRUST   :
INVESCO EXCHANGE-TRADED SELF-INDEXED FUND TRUST   :
INVESCO CAPITAL MANAGEMENT LLC   :
                                                                             :
3500 Lacey Road, Suite 700   :
Downers Grove, IL 60515   :
                                                                             :
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)   :
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)   :
AIM FUNDS GROUP (INVESCO FUNDS GROUP)   :
AIM GROWTH SERIES (INVESCO GROWTH SERIES)   :
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL   :
    MUTUAL FUNDS)   :
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)   :
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT   :
    SECURITIES FUNDS)   :
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)   :
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)   :
INVESCO MANAGEMENT TRUST   :
                                                                             :
11 Greenway Plaza, Suite 1000   :
Houston, TX 77046   :
                                                                             :
INVESCO ADVISERS, INC.   :
                                                                             :
1331 Spring Street NW, Suite 2500   :
Atlanta, GA 30309   :
                                                                             :
(812-15672)   :
                                                                             :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Invesco Exchange-Traded Fund Trust, et al. filed an application on December 16, 2024 and amendments to the application on April 17, 2025, June 27, 2025, and October 8, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, which would provide the relief necessary for an open-end management investment company (or series thereof) registered under the Act ("Fund") to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On January 27, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35917). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Invesco Exchange-Traded Fund Trust, et al. (File No. 812-15672),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.